51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 31, 2011

Item 3	News Release

The news release was disseminated through Marketwire on August 31, 2011.

Item 4	Summary of Material Change

An Officer/Director of the Company has exercised a total of 300,000 stock options, pursuant to which they purchased 300,000 common shares of the Company’s common shares at an exercise price of USD $0.37 per share for a total of USD$111,000.00.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See the attached news release

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Kenneth Hicks, President

Tel: (604) 568-2496

Item 9	Date of Report

August 31, 2011